UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30279 / November 23, 2012

Van Eck Funds
Van Eck VIP Trust
(formerly known as Van Eck Worldwide
        Insurance Trust)
Global Energy Opportunity Partners LP
Global Energy Opportunity Fund, Ltd.
Hard Asset Partners LP
Hard Assets Portfolio Ltd.
Hard Assets ERISA Ltd.
Hard Asset Partners 2X LP
Hard Assets 2X Fund Ltd.
Hard Assets 2X Master Fund Ltd.
Hard Assets Opportunity Fund LP
Hard Assets Opportunity Fund Ltd.
Hard Assets Opportunity Master Fund
        Ltd.
G-175 Strategies LP
G-175 Strategies Ltd.
G-175 Strategies Master Fund Ltd.
Van Eck Veda Emerging Markets
        Long/Short Fund LP
Van Eck Veda Emerging Markets
        Long/Short Fund Ltd.
Van Eck Veda Emerging Markets
        Long/Short Master Fund Ltd.
Van Eck Associates Corporation
        and
Van Eck Absolute Return Advisers
Corporation

File No. 812-13740

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Van Eck Funds, Van Eck VIP Trust (formerly known as Van Eck Worldwide Insurance Trust),
Global Energy Opportunity Partners LP, Global Energy Opportunity Fund, Ltd., Hard Asset
Partners LP, Hard Assets Portfolio Ltd., Hard Assets ERISA Ltd., Hard Asset Partners 2X LP,

Hard Assets 2X Fund Ltd., Hard Assets 2X Master Fund Ltd., Hard Assets Opportunity Fund LP, Hard Assets Opportunity Fund Ltd., Hard Assets Opportunity Master Fund Ltd., G-175 Strategies LP, G-175 Strategies Ltd., G-175 Strategies Master Fund Ltd., Van Eck Veda Emerging Markets Long/Short Fund LP, Van Eck Veda Emerging Markets Long/Short Fund Ltd., Van Eck Veda Emerging Markets Long/Short Master Fund Ltd., Van Eck Associates Corporation, and Van Eck Absolute Return Advisers Corporation filed an application on December 31, 2009, and amendments to the application on June 29, 2010, April 27, 2012 and October 19, 2012, requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The order would permit certain registered open-end management investment companies to co-invest in covered private placements with each other and/or with one or more affiliated private investment companies.

On October 25, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30252). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the registered open-end management investment companies in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Van Eck Funds, et al. (File No. 812-13740) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary